UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TETON ADVISORS, INC.
(Name of Issuer)

CLASS B COMMON STOCK
(Title of Class of Securities)

88165Y101
(CUSIP Number)

Philip M. Halpern, Esq.
Collier, Halpern, Newberg, Nolletti & Bock, LLP
One North Lexington Avenue
White Plains, New York 10601
(914) 684-6800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.        88165Y101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frederick J. Mancheski ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only ____________
4.	Source of Funds (See Instructions) See Item 3
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Bene- ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 26,993 (Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,993 (Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Frederick J. Mancheski 26,993 (Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%
14	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (the AStatement@) relates to the distribution to Frederick J. Mancheski,  an individual citizen of the United States, of shares of the Class B Common Stock (the ACommon Stock@), of Teton Advisors, Inc., a Delaware corporation (the AIssuer@).  The address of the principal executive offices of the Issuer is One Corporate Center, Rye, New York 10580.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	The name of the filing person is Frederick J. Mancheski
(b)	Residence address for Frederick J. Mancheski:

1060 Vegas Valley Drive
Las Vegas, Nevada 89109

(c)	Mr. Mancheski is retired.

(d-e)   During the last five years, Mr. Mancheski has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)	Mr. Mancheski is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Mancheski received the Common Stock as part of a spin-off transaction initiated by the Issuer.  That transaction called for the distribution as a dividend of 14.93 shares of the Common Stock for every 1,000 shares of GAMCO Investors, Inc. held by its shareholders.  Mr. Mancheski therefore did not pay for or otherwise exchange consideration in order to receive the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

All shares of Common Stock owned by Mr. Mancheski were acquired for personal investment purposes.  Mr. Mancheski intends to review, from time to time, his investment in the Issuer on the basis of various factors, including but not limited to the Issuer=s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Issuer=s securities in particular, as well as other developments and other investment opportunities.  Based upon those considerations, Mr. Mancheski may decide to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, Mr. Mancheski has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)         Mr. Mancheski beneficially owns 26,993 shares of Common Stock, which represents 6.5% of the outstanding shares of Common Stock.  The percentage of ownership is based on the number of shares outstanding as of March 10, 2009.

(b)         Mr. Mancheski does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c)         Mr. Mancheski has not sold any shares of Common Stock in the open market during the past 60 days.

(d)         N/A

(e)         N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, Mr. Mancheski does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2009

/s/ Frederick J. Mancheski
Frederick J. Mancheski